# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Algorhythm Holdings, Inc., CIK 0000923601
CUSIP: 829322403
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6301 NW 5th Way, Ste 2900, Fort Lauderdale, Florida (FL), 33309
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 264,400; shared voting power 0; sole dispositive power 264,400; shared dispositive power 0; aggregate amount beneficially owned 264,400 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Algorhythm Holdings, Inc.
Address of issuer's principal executive offices: 6301 NW 5th Way, Ste 2900, Fort Lauderdale, FL 33309

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
161A Shedden Road, 1 Artillery Court
PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
264,400

This amendment refers to a Schedule 13G filed with the Securities and Exchange Commission on December 26, 2024, covering 6,016,847 shares of the Issuer's Common Stock purchased on December 17, 2024. The amounts in Row (5), (7) and (9) includes Common Stock underlying 264,400 Warrants. Does not include 19,012 Warrants, which are subject to a 9.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the reporting person is based on 2,381,799 post-split shares of common stock outstanding based on the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2025.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities for all other purposes.
Percent of class: 9.99
Sole power to vote or to direct the vote: 264,400
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 264,400
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: /s/ David Feldman, David Feldman, Director (02/14/2025)